Exhibit No. (12)

KIMBERLY-CLARK CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Dollar amounts in millions)

	Year Ended December 31
	2010	2009	2008	2007	2006

Consolidated Companies
Income from continuing operations before income taxes	$2,550	$2,576	$2,289	$2,318	$1,845
Interest expense	243	275	304	265	220
Interest factor in rent expense	94	90	102	88	75
Amortization of capitalized interest	14	14	13	15	16

Equity Affiliates
Share of 50%-owned:
Income before income taxes	—	—	1	2	3
Interest expense	—	—	—	—	—
Interest factor in rent expense	—	—	—	—	—
Amortization of capitalized interest	—	—	—	—	—
Distributed income of less than 50%-owned	132	114	131	130	244

Earnings	$3,033	$3,069	$2,840	$2,818	$2,403

Consolidated Companies
Interest Expense	$243	$275	$304	$265	$220
Capitalized interest	12	13	14	18	15
Interest factor in rent expense	94	90	102	88	75

Equity Affiliates
Share of 50%-owned:
Interest and capitalized interest	—	—	—	—	—
Interest factor in rent expense	—	—	—	—	—

Fixed Charges	$349	$378	$420	$371	$310

Ratio of earnings to fixed charges	8.69	8.12	6.76	7.60	7.75

Note:	The Corporation is liable for certain obligations of S.D. Warren Company, which was sold in December 1994. The buyer provided the Corporation with a letter of credit from a major financial institution guaranteeing repayment of these obligations. No losses are expected from these arrangements and they have not been included in the computation of earnings to fixed charges.